

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

September 4, 2009

Mr. Tony Chanmugam
Group Finance Director
BT Group plc
BT Centre
81 Newgate Street
London, EC1A 7AJ
England

>   **RE: BT Group plc
>   Form 20-F for the Year Ended March 31, 2009
>   Filed May 27, 2009
>   File No. 1-08819**

Dear Mr. Chanmugam:

   We have completed our review of your Form 20-F and do not, at this time, have any further comments.

   Sincerely,

   Larry Spirgel
   Assistant Director